FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of July 2012.

Total number of pages: 27

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)
(English Translation)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2012
FROM APRIL 1, 2012 TO JUNE 30, 2012
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

NEWS RELEASE

UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2012

FROM APRIL 1, 2012 TO JUNE 30, 2012

CONSOLIDATED

Released on July 24, 2012

NIDEC CORPORATION

Date of Board of Directors’ Meeting for Approving Financial Statements: July 24, 2012

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance for the Three Months Ended June 30, 2012 (U.S. GAAP)

(1) Consolidated Results of Operations (unaudited)

	Yen in millions (except for per share amounts)
	Three months ended June 30
	2012	2011
Net sales	¥179,021	¥176,634
Ratio of change from the same period of previous fiscal year	1.4%	6.9%
Operating income	22,502	19,847
Ratio of change from the same period of previous fiscal year	13.4%	(27.6)%
Income from continuing operations before income taxes	18,653	18,260
Ratio of change from the same period of previous fiscal year	2.2%	(14.9)%
Net income attributable to Nidec Corporation	13,486	12,210
Ratio of change from the same period of previous fiscal year	10.5%	(11.4)%
Net income attributable to Nidec Corporation per share-basic	¥99.50	¥88.20
Net income attributable to Nidec Corporation per share-diluted	¥92.93	¥82.49

Note:

Comprehensive income (loss) attributable to Nidec Corporation:

¥865 million of comprehensive loss attributable to Nidec Corporation for the three months ended June 30, 2012

¥4,800 million of comprehensive income attributable to Nidec Corporation for the three months ended June 30, 2011. (49.3% increase compared to the three months ended June 30, 2010)

(2) Consolidated Financial Position (unaudited)

	Yen in millions (except for per share amounts)
	June 30, 2012	March 31, 2012
Total assets	¥843,138	¥800,401
Total equity	400,778	425,611
Nidec Corporation shareholders’ equity	346,497	370,182
Nidec Corporation shareholders’ equity to total assets	41.1%	46.2%
Nidec Corporation shareholders’ equity per share	¥2,581.57	¥2,705.32

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2013 (target)	Year ended March 31, 2012 (actual)
Interim dividend per share	¥45.00	¥45.00
Year-end dividend per share	50.00	45.00
Annual dividend per share	¥95.00	¥90.00

Note: Revision of previously announced dividend targets during this reporting period: None.

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2013)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2012	Year ending March 31, 2013
Net sales	¥360,000	¥780,000
Operating income	43,000	95,000
Income from continuing operations before income taxes	40,000	87,000
Net income attributable to Nidec Corporation	26,000	57,000
Net income attributable to Nidec Corporation per share-basic	¥192.76	¥423.63

Note: Revision of previously announced financial performance forecast during this reporting period: None.

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes (See “2. Others” on page 15 for detailed information.)

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements

1. Changes due to revisions to accounting standards: Yes (See “2. Others” on page 15 for detailed information.)

2. Changes due to other reasons: Not applicable

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at June 30, 2012

145,075,080 shares at March 31, 2012

2. Number of treasury stock at the end of each period:

10,855,824 shares at June 30, 2012

8,240,496 shares at March 31, 2012

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

135,541,409 shares for the three months ended June 30, 2012

138,441,129 shares for the three months ended June 30, 2011

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Three Months Ended June 30, 2012

During the three months ended June 30, 2012, the global economy was affected by the ongoing sovereign debt crisis impacting European economies, a slowdown in the recovery of the U.S. economy, and signs of slowing economic growth in China and other newly emerging economies. Stagnant economic conditions have persisted although “monetary easing” polices have been implemented or maintained in developed economies. As a result, production adjustments were being made by manufacturers in some industries although the supply chains disrupted by the large-scale flooding in Thailand in October 2011 were recovering to pre-flooding levels.

In this business environment, under our basic strategic goal, “Strive toward a strong business group,” we launched sales growth and profitability improvement measures with primary focuses on efforts to re-accelerate our growth by proactively seeking opportunities to enter into newly emerging markets and acquire businesses, achieve larger revenue and profit, and enhance our global business management system. As a result of these efforts:

1.

Our acquisition of The Minster Machine Company, a U.S. manufacturer of press machines, was completed on April 2, 2012, and our acquisition of Ansaldo Sistemi Industriali S.p.A., an Italian manufacturer of industrial motors, was completed on May 31, 2012. These companies became our consolidated subsidiaries.

2.

Our net sales for the three months ended June 30, 2012 were approximately ¥179,000 million, an increase of approximately ¥2,400 million, or approximately 1%, compared to the same period of the previous fiscal year. This increase was primarily due to an increase in sales of small precision motors and general motors for automobile, partially offset by decreases in sales of general motors for home appliance and industrial use, machinery, and electronic and optical components. Our net sales for the three months ended June 30, 2012 also increased approximately ¥11,400 million, or approximately 7%, compared to the three months ended March 31, 2012. This increase was primarily due to increases in sales of small precision motors, general motors for home appliance and industrial use, and machinery, partially offset by a decrease in sales of general motors for automobile.

3.

On the profit front, mainly due to improved profitability of the small precision motors and general motors product categories, our operating income for the three months ended June 30, 2012 increased approximately ¥2,700 million, or approximately 13%, compared to the same period of the previous fiscal year, and increased approximately ¥3,700 million, or approximately 20%, compared to the three months ended March 31, 2012. Our operating income ratio improved to 12.6% for the three months ended June 30, 2012 after recording operating income ratios below 12% for the previous six consecutive fiscal quarters. In addition, net income for the three months ended June 30, 2012 increased approximately ¥1,300 million, or approximately 10%, compared to the same period of the previous fiscal year, and increased approximately ¥4,400 million, or 49%, compared to the three months ended March 31, 2012.

2. Consolidated Operating Results

Consolidated Operating Results for the Three Months Ended June 30, 2012 (“this three-month period”), Compared to the Three Months Ended June 30, 2011 (“the same period of the prior year”)

			Yen in million
	Three months ended June 30, 2012	Three months ended June 30, 2011	Increase or decrease	Increase or decrease ratio
Net sales	179,021	176,634	2,387	1.4%
Operating income	22,502	19,847	2,655	13.4%
Income from continuing operations before income taxes	18,653	18,260	393	2.2%
Net income attributable to Nidec Corporation	13,486	12,210	1,276	10.5%

Consolidated net sales increased 1.4% to ¥179,021 million for this three-month period compared to the same period of the prior year. Operating income increased 13.4% to ¥22,502 million for this three month period compared to the same period of the prior year. Our operating income ratio for this three-month period increased 1.4 percentage points to 12.6% for this three-month period from 11.2% for the same period of the prior year. The average exchange rate between the U.S. dollar and the Japanese yen for this three-month period was ¥80.20 to the dollar, which reflects an appreciation of the Japanese yen against the U.S. dollar of ¥1.54, or approximately 2%, compared to the same period of the prior year. The average exchange rate between the Euro and the Japanese yen for this three-month period was ¥102.91 to the Euro, which reflects an appreciation of the Japanese yen against the Euro of ¥14.49, or approximately 12%, compared to the same period of the prior year. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar and the Euro had a negative effect on our net sales of approximately ¥4,300 million as well as on our operating income of ¥1,100 million for this three-month period compared to the same period of the prior year.

Income from continuing operations before income taxes increased 2.2% to ¥18,653 million for this three-month period compared to the same period of the prior year. Foreign exchange loss (mainly relating to translation of foreign currency-denominated assets) increased approximately ¥3,400 million to approximately ¥4,500 million for this three-month period from approximately ¥1,100 million for the same period of the prior year. Net income attributable to Nidec Corporation increased 10.5% to ¥13,486 million for this three-month period compared to the same period of the prior year.

Operating Results by Product Category for This Three-Month Period Compared to the Same Period of the Prior Year

Small precision motors-

			Yen in million
	Three months ended June 30, 2012	Three months ended June 30, 2011	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	83,468	75,202	8,266	11.0%
Hard disk drives spindle motors	48,442	46,583	1,859	4.0%
Other small precision brushless DC motors	18,994	16,945	2,049	12.1%
Brushless DC fans	7,943	7,799	144	1.8%
Other small precision motors	8,089	3,875	4,214	108.7%
Operating income of small precision motors	17,246	12,395	4,851	39.1%

Net sales of small precision motors increased 11.0% to ¥83,468 million for this three-month period compared to the same period of the prior year. This was mainly due to increases in sales of spindle motors for hard disk drives (“HDDs”) and other small precision brushless DC motors, and approximately ¥3,400 million of sales at Nidec Seimitsu Corporation, which was newly consolidated on July 1, 2011 and is included in other small precision motors. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a negative effect on our sales of small precision motors of approximately ¥1,600 million for this three-month period compared to the same period of the prior year.

Net sales of spindle motors for HDDs for this three-month period increased 4.0% compared to the same period of the prior year despite an approximately 5% decrease in the number of units sold of spindle motors for HDDs. The average unit price of spindle motors for HDDs on a Japanese yen basis for this three-month period increased approximately 9% compared to the same period of the prior year mainly due to a 11% increase in the average unit price on a U.S. dollar basis, partially offset by the negative impact of the 2% appreciation of the Japanese yen against the U.S. dollar.

The number of units sold of spindle motors for 3.5-inch HDDs for this three-month period decreased approximately 9% compared to the same period of the prior year, and the number of units sold of spindle motors for 2.5-inch HDDs for this three-month period remained at the same level compared to the same period of the prior year. Primarily due to an approximately 10% increase in the average unit price of spindle motors for 3.5-inch HDDs and 2.5-inch HDDS on a U.S. dollar basis, net sales of spindle motors for 3.5-inch HDDs for this three-month period remained at the same level compared to the same period of the prior year, and net sales of spindle motors for 2.5-inch HDDs for this three-month period increased approximately 8% compared to the same period of the prior year.

Net sales of other small precision brushless DC motors for this three-month period increased 12.1% compared to the same period of the prior year. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors for this three-month period remained at the same level compared to the same period of the prior year despite an approximately 13% increase in the average unit price on a U.S. dollar basis for this three-month period compared to the same period of the prior year. This increase in the average unit price was substantially offset by a 11% decrease in the number of units sold and the 2% appreciation of the Japanese yen against the U.S. dollar for this three-month period compared to the same period of the prior year.

Net sales of brushless DC fans for this three-month period increased 1.8% compared to the same period of the prior year. With respect to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans for this three-month period increased approximately 6% compared to the same period of the prior year. This was mainly due to a 7% increase in the average unit price on a U.S. dollar basis, although the number of units sold for this three-month period remained at the same level compared to the same period of the prior year.

Operating income of small precision motors increased 39.1% to ¥17,246 million and operating income ratio was 20.7% for this three-month period compared to ¥12,395 million and 16.5% for the same period of the prior year. This was mainly due to the increase in net sales and a gain from insurance proceeds relating to the Thai flooding.

General motors-

			Yen in million
	Three months ended June 30, 2012	Three months ended June 30, 2011	Increase or decrease	Increase or decrease ratio
Net sales of general motors	45,596	48,709	(3,113)	(6.4)%
General motors for home appliance and industrial use	31,970	35,956	(3,986)	(11.1)%
General motors for automobile	13,626	12,753	873	6.8%
Operating income of general motors	2,388	2,216	172	7.8%

Net sales of general motors decreased 6.4% to ¥45,596 million for this three-month period compared to the same period of the prior year. Net sales of general motors for home appliance and industrial use for this three-month period decreased 11.1% compared to the same period of the prior year primarily due to the weaker market demand for home appliances in Europe and the United States. Net sales of general motors for automobile for this three-month period increased 6.8% compared to the prior year. Within the “general motors for automobiles“ product category, sales of general motors for electric power steering by Nidec Corporation and its direct-line subsidiaries for this three-month period increased approximately 32% compared to the same period of the prior year mainly as a result of our efforts to expand our customer base.

Operating income of general motors increased 7.8% to ¥2,388 million for this three-month period compared to the same period of the prior year mainly as a result of our efforts to improve the profitability of the general motors for automobile product category and reduce costs relating to the general motors for home appliance and industrial use product category.

Machinery-

			Yen in million
	Three months ended June 30, 2012	Three months ended June 30, 2011	Increase or decrease	Increase or decrease ratio
Net sales of machinery	15,704	19,090	(3,386)	(17.7)%
Operating income of machinery	2,221	2,892	(671)	(23.2)%

Net sales of machinery decreased 17.7% to ¥15,704 million for this three-month period compared to the same period of the prior year mainly due to a decrease in sales of LCD panel handling robots at Nidec Sankyo. Net sales of machinery at The Minster Machine Company, which became a consolidated subsidiary during this three-month period, were approximately ¥2,500 million for this three-month period.

Operating income of machinery decreased 23.2% to ¥2,221 million for this three-month period compared to the same period of the prior year mainly due to the sales decrease.

Electronic and optical components-

			Yen in million
	Three months ended June 30, 2012	Three months ended June 30, 2011	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	24,252	25,546	(1,294)	(5.1)%
Operating income of electronic and optical components	1,801	3,088	(1,287)	(41.7)%

Net sales of electronic and optical components decreased 5.1% to ¥24,252 million for this three-month period compared to the same period of the prior year primarily due to lower sales at Nidec Copal.

Operating income of electronic and optical components decreased 41.7% to ¥1,801 million for the three-month period compared to the same period of the prior year mainly due to the negative effect of changes in the product mix of the electronic and optical components product category.

Other products-

			Yen in million
	Three months ended June 30, 2012	Three months ended June 30, 2011	Increase or decrease	Increase or decrease ratio
Net sales of other products	10,001	8,087	1,914	23.7%
Operating income of other products	505	382	123	32.2%

Net sales of other products increased 23.7% to ¥10,001 million for this three-month period compared to the same period of the prior year mainly due to an increase in customer demand at Nidec Tosok.

Operating income of other products increased 32.2% to ¥505 million for this three- month period compared to the same period of the prior year mainly due to the sales increase.

Consolidated Operating Results for the Three Months Ended June 30, 2012 (“this 1Q”) Compared to the Three Months Ended March 31, 2012 (“the previous 4Q”)

			Yen in million
	Three months ended June 30, 2012	Three months ended March 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales	179,021	167,587	11,434	6.8%
Operating income	22,502	18,775	3,727	19.9%
Income from continuing operations before income taxes	18,653	22,063	(3,410)	(15.5)%
Net income attributable to Nidec Corporation	13,486	9,077	4,409	48.6%

Consolidated net sales and operating income increased 6.8% and 19.9% to ¥179,021 million and ¥22,502 million, respectively, for this 1Q compared to the previous 4Q. Operating income ratio increased 1.4 percentage points to 12.6% for this 1Q from 11.2% for the previous 4Q. The average exchange rate between the U.S. dollar and the Japanese yen for this 1Q was ¥80.20 to the dollar, which reflects a depreciation of the Japanese yen against the U.S. dollar of ¥0.92, or approximately 1%, compared to the previous 4Q. The depreciation of the Japanese yen and other Asian currencies against the U.S. dollar and the Euro had a positive effect on our net sales of approximately ¥1,100 million as well as on our operating income of ¥100 million for this 1Q compared to the previous 4Q.

Income from continuing operations before income taxes decreased 15.5% to ¥18,653 million for this 1Q compared to the previous 4Q. We recorded approximately ¥4,500 million of foreign exchange loss for this 1Q compared to approximately ¥2,400 million of foreign exchange gain for the previous 4Q. Net income attributable to Nidec Corporation increased 48.6% to ¥13,486 million for this 1Q compared to the previous 4Q, mainly reflecting the loss on discontinued operations recorded in the previous 4Q.

Operating Results by Product Category for this 1Q compared to the previous 4Q

Small precision motors-

			Yen in million
	Three months ended June 30, 2012	Three months ended March 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	83,468	75,672	7,796	10.3%
Hard disk drives spindle motors	48,442	45,498	2,944	6.5%
Other small precision brushless DC motors	18,994	15,725	3,269	20.8%
Brushless DC fans	7,943	6,833	1,110	16.2%
Other small precision motors	8,089	7,616	473	6.2%
Operating income of small precision motors	17,246	14,692	2,554	17.4%

Net sales of small precision motors increased 10.3% to ¥83,468 million for this 1Q compared to the previous 4Q.

Net sales of spindle motors for HDDs for this 1Q increased 6.5% compared to the previous 4Q. The number of units sold for this 1Q increased approximately 3% compared to the previous 4Q mainly due to the recovering demand for spindle motors following the flooding in Thailand in October 2011 that disrupted customer supply chains. The average unit price on a Japanese yen basis for this 1Q increased approximately 4% compared to the previous 4Q mainly due to a 2% increase in the average unit price on a U.S. dollar basis and the 1% depreciation of the Japanese yen against the U.S. dollar. The number of units sold of spindle motors for 2.5-inch HDDs and 3.5-inch HDDs for this 1Q increased approximately 2% and 3%, respectively, compared to the previous 4Q.

Net sales of other small precision brushless DC motors for this 1Q increased 20.8% compared to the previous 4Q. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors for this 1Q increased approximately 16% compared to the previous 4Q mainly due to a 27% increase in the number of units sold, despite an approximately 10% decrease in the average unit price on a U.S. dollar basis.

Net sales of brushless DC fans for this 1Q increased 16.2% compared to the previous 4Q. With respect to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans for this 1Q increased approximately 10% compared to the previous 4Q mainly due to an approximately 6% increase in the average unit price on a U.S. dollar basis and a 2% increase in the number of units sold.

Operating income of small precision motors increased 17.4% to ¥17,246 million, and operating income ratio was 20.7%, for this 1Q compared to the previous 4Q. This was mainly due to the increase in net sales.

General motors-

			Yen in million
	Three months ended June 30, 2012	Three months ended March 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of general motors	45,596	44,111	1,485	3.4%
General motors for home appliance and industrial use	31,970	29,109	2,861	9.8%
General motors for automobile	13,626	15,002	(1,376)	(9.2)%
Operating income of general motors	2,388	1,865	523	28.0%

Net sales of general motors increased 3.4% to ¥45,596 million for this 1Q compared to the previous 4Q. Net sales of general motors for home appliances and industrial use for this 1Q increased 9.8% compared to the previous 4Q mainly due to an increase in sales of general motors for air conditioners at Nidec Techno Motor and an increase in sales at Nidec Motors. Net sales of general motors for automobile for this 1Q decreased compared to the previous 4Q mainly due to lower demand in the automotive market in Europe, which was adversely affected by the European sovereign debt crisis.

Operating income of general motors increased 28.0% to ¥2,388 million for this 1Q compared to the previous 4Q mainly due to the increase in sales.

Machinery-

			Yen in million
	Three months ended June 30, 2012	Three months ended March 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of machinery	15,704	14,765	939	6.4%
Operating income of machinery	2,221	405	1,816	448.4%

Net sales of machinery increased 6.4% to ¥15,704 million for this 1Q compared to the previous 4Q mainly due to approximately ¥2,500 million of net sales at The Minster Machine Company, which became a consolidated subsidiary during this 1Q. This was partially offset by a decrease in sales of LCD panel handling robots at Nidec Sankyo.

Operating income of machinery increased to ¥2,221 million for this 1Q from ¥405 million for the previous 4Q. This increase was mainly due to the operating income at Minster Machine Company for this 1Q. The increase also reflected the costs incurred during the previous 4Q in connection with the internal realignment of operations.

Electronic and optical components-

			Yen in million
	Three months ended June 30, 2012	Three months ended March 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	24,252	22,970	1,282	5.6%
Operating income of electronic and optical components	1,801	2,201	(400)	(18.2)%

Net sales of electronic and optical components increased 5.6% to ¥24,252 million for this 1Q compared to the previous 4Q mainly due to an increase in demand for lenses for digital cameras at Nidec Copal and an increase in sales of such products as control device units for home appliances at Nidec Sankyo.

Operating income of electronic and optical components decreased 18.2% to ¥1,801 million for this 1Q compared to the previous 4Q mainly due to the negative effect of changes in the product mix of the electronic and optical components category.

Other products-

			Yen in million
	Three months ended June 30, 2012	Three months ended March 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of other products	10,001	10,069	(68)	(0.7)%
Operating income of other products	505	1,001	(496)	(49.6)%

Net sales of other products were ¥10,001 million for this 1Q, remaining substantially at the same level compared to the previous 4Q.

Operating income of other products decreased 49.6% to ¥505 million for this 1Q compared to the previous 4Q mainly due to increased investment costs incurred in connection with enhancing our product development and manufacturing capacities in response to customer demand at Nidec Tosok.

(2) Financial Position

	As of June 30, 2012	As of March 31, 2012	Inc/dec
Total assets (million)	¥843,138	¥800,401	¥42,737
Total liabilities (million)	442,360	374,790	67,570
Nidec Corporation shareholders’ equity (million)	346,497	370,182	(23,685)
Interest-bearing debt (million) *1	242,512	188,518	53,994
Net interest-bearing debt (million) *2	¥123,322	¥58,228	¥65,094
Debt ratio (%) *3	28.8	23.6	5.2
Debt to equity ratio (“D/E ratio”) (times) *4	0.70	0.51	0.19
Net D/E ratio (times) *5	0.36	0.16	0.20
Nidec Corporation shareholders’ equity to total assets (%)	41.1	46.2	(5.1)

Notes:

*1: The sum of “short-term borrowings, ” “current portion of long-term debt” and “long-term debt” in our consolidated balance sheet, including zero-coupon bonds

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders’ equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders’ equity”

Total assets increased approximately ¥42,700 million to ¥843,138 million as of June 30, 2012 compared to March 31, 2012. This increase was primarily due to an increase of approximately ¥34,400 million in goodwill and an increase of ¥7,800 million in property, plant and equipment, partially offset by a decrease in cash and cash equivalents of approximately ¥11,100 million.

Total liabilities increased approximately ¥67,600 million to ¥442,360 million as of June 30, 2012 compared to March 31, 2012. Our short-term borrowings increased approximately ¥53,600 million to approximately ¥140,200 million as of June 30, 2012 compared to March 31, 2012 primarily due to our recent acquisition transactions and repurchase of shares of our common stock. Our net interest-bearing debt increased approximately ¥65,100 million to approximately ¥123,300 million as of June 30, 2012 compared to March 31, 2012. Our debt ratio increased to 28.8% as of June 30, 2012 from 23.6% as of March 31, 2012. Our debt to equity ratio was 0.70 as of June 30, 2012 compared to 0.51 as of March 31, 2012. Our net debt to equity ratio was 0.36 as of June 30, 2012, compared to 0.16 as of March 31, 2012. We expect our long-term debt to increase as we plan to switch a portion of our sources of financing for acquisition transactions from short-term bank loans to the euro-denominated credit lines we obtained in July 2012 from major Japanese private commercial banks under a special program of the Japan Bank for International Cooperation implemented in response to the appreciation of the Japanese yen against other currencies.

Nidec Corporation shareholders’ equity decreased approximately ¥23,700 million to ¥346,497 million as of June 30, 2012 compared to March 31, 2012. The decrease in Nidec Corporation shareholders’ equity was mainly due to repurchases of shares of our common stock (representing approximately 1.8% of our shares issued and outstanding) for approximately ¥16,800 million and an increase in accumulated other comprehensive loss of approximately ¥14,400 million mainly due to foreign currency translation adjustments, which was partially offset by an increase in retained earnings of approximately ¥7,300 million.

In connection with our acquisitions of The Minster Machine Company and Ansaldo Sistemi Industriali S.p.A. in this 1Q, we recorded approximately ¥73,000 million in total assets, including approximately ¥35,400 million in goodwill, and approximately ¥25,300 million in total liabilities, including approximately ¥7,300 million in trade notes and accounts payable. We are currently evaluating the fair value for the assets acquired and the liabilities assumed upon the acquisition of The Minster Machine Company and Ansaldo Sistemi Industriali S.p.A. These assets and liabilities have been recorded based on preliminary management estimation as of June 30, 2012.

Overview of Cash Flow-

(in millions)	For the three months ended June 30, 2012	For the three months ended June 30, 2011	Inc/dec
Net cash provided by operating activities	¥16,848	¥15,901	¥947
Net cash used in investing activities	(54,993)	(10,967)	(44,026)
Free cash flow *1	(38,145)	4,934	(43,079)
Net cash provided by (used in) financing activities	¥32,401	¥(513)	¥32,914

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the three months ended June 30, 2012 (“this three-month period”) were a net inflow of ¥16,848 million. Compared to the three months ended June 30, 2011 (“the same period of the prior year”), our cash inflow from operating activities for this three-month period increased approximately ¥900 million. This increase was mainly due to an increase in consolidated net income of approximately ¥800 million and an increase in cash inflow from net changes in operating assets and liabilities of approximately ¥7,400 million.

Cash flows from investing activities for this three-month period were a net cash outflow of ¥54,993 million. Compared to the same period of the prior year, our net cash outflow increased approximately ¥44,000 million mainly due to an increase in acquisitions of business, net of cash acquired, of approximately ¥41,400 million and an increase in additional purchases of property, plant and equipment of approximately ¥5,100 million.

As a result, we had a negative free cash flow of ¥38,145 million for this three-month period, compared to a positive free cash flow of ¥4,934 million for the same period of the prior year.

Cash flows from financing activities for this three-month period were a net cash inflow of ¥32,401 million. Compared to the same period of the prior year, our net cash inflow for this three-month period increased approximately ¥32,900 million. We had an increase in short-term borrowings of approximately ¥48,800 million for this three-month period compared to the same period of the prior year, which was partially offset by an increase of approximately ¥16,600 million in repurchases of treasury stock.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of June 30, 2012 was ¥119,190 million, a decrease of approximately ¥11,100 million from March 31, 2012.

(3) Business Forecasts for the Fiscal Year ending March 31, 2013

Our business forecasts for the fiscal year ending March 31, 2013 and for the six months ending September 30, 2012 remain unchanged as of the date of this report from those which were announced on April 24, 2012.

In light of the continuing appreciation of the Japanese yen against other currencies, we have revised the exchange rates used for the preparation of our business forecasts for the nine months ending March 31, 2013 from ¥80 to the U.S. dollar to ¥78 to the U.S. dollar and from ¥105 to the Euro to ¥95 to the Euro.

Forecast of consolidated results for the fiscal year ending March 31, 2013

Net sales	¥780,000 million	(Up 14.3% from the previous fiscal year)
Operating income	¥95,000 million	(Up 30.0% from the previous fiscal year)
Income from continuing operations before income taxes	¥87,000 million	(Up 22.8% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥57,000 million	(Up 39.9% from the previous fiscal year)

(Forecast of consolidated results for the six months ending September 30, 2012)

Net sales	¥360,000 million	(Up 0.8% from the same period of the previous fiscal year)
Operating income	¥43,000 million	(Up 5.5% from the same period of the previous fiscal year)
Income from continuing operations before income taxes	¥40,000 million	(Up 15.7% from the same period of the previous fiscal year)
Net income attributable to Nidec Corporation	¥26,000 million	(Up 15.4% from the same period of the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥78 and €1 = ¥95. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these U.S. dollar-Japanese yen and Euro-Japanese yen exchange rates.

2. Others

(1) Changes in significant subsidiaries during this period (due to changes in the scope of consolidation)

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

   (Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the quarterly reporting period based on an estimated annual tax rate which is based on the legal income tax rate.

(3) Changes in accounting method in this period

As of April 1, 2012, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 220 “Comprehensive Income” updated by Accounting Standards Update (ASU) No. 2011-05 “Presentation of Comprehensive Income” and ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. ASU 2011-12 indefinitely defers the requirement in ASU 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are provisions for disclosure. The adoption of these standards did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

As of April 1, 2012, NIDEC adopted FASB ASC 350 “Intangibles-Goodwill and Other.” updated by ASU 2011-08 “Testing Goodwill for Impairment.” ASU 2011-08 allows an entity the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this standard did not have material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may, ” “will,” “expect, ” “anticipate, ” “estimate, ” “intend, ” “plan, ” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of certain factors, including, but not limited to, (i) direct and indirect impact of the floods in Thailand, (ii) direct and indirect impact of the earthquake in northern Japan in March 2011 and subsequent events and developments, including recovery of manufacturing levels and electricity supply shortages in Japan, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) general economic conditions in the computer, information technology, home appliance, automobile and related product markets, particularly levels of consumer spending, (v) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (vi) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation, Nidec Seimitsu Corporation, The Minster Machine Company, Ansaldo Sistemi Industriali S.p.A. and Nidec Sankyo Corporation, and (vii) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

3. Unaudited Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	June 30, 2012		March 31, 2012		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥119,190		¥130,290		¥(11,100)
Trade notes receivable	11,671		11,207		464
Trade accounts receivable	173,425		171,255		2,170
Inventories:
Finished goods	43,681		40,069		3,612
Raw materials	26,448		25,363		1,085
Work in progress	23,771		22,362		1,409
Supplies and other	3,495		3,659		(164)
Other current assets	40,361		35,082		5,279
Total current assets	442,042	52.4	439,287	54.9	2,755

Investments and advances:
Marketable securities and other securities investments	13,598		14,818		(1,220)
Investments in and advances to affiliated companies	631		754		(123)
Total investments and advances	14,229	1.7	15,572	1.9	(1,343)

Property, plant and equipment:
Land	40,404		39,996		408
Buildings	137,645		133,911		3,734
Machinery and equipment	285,367		289,139		(3,772)
Construction in progress	22,847		22,196		651
Sub-total	486,263	57.7	485,242	60.6	1,021
Less - Accumulated depreciation	(247,644)	(29.4)	(254,411)	(31.8)	6,767
Total property, plant and equipment	238,619	28.3	230,831	28.8	7,788
Goodwill	114,949	13.6	80,525	10.1	34,424
Other non-current assets	33,299	4.0	34,186	4.3	(887)
Total assets	¥843,138	100.0	¥800,401	100.0	¥42,737

Liabilities and Equity

	Yen in millions
	June 30, 2012		March 31, 2012		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥140,218		¥86,608		¥53,610
Current portion of long-term debt	721		674		47
Trade notes and accounts payable	112,322		107,345		4,977
Accrued expenses	27,003		22,983		4,020
Other current liabilities	30,839		34,750		(3,911)
Total current liabilities	311,103	36.9	252,360	31.5	58,743

Long-term liabilities:
Long-term debt	101,573		101,236		337
Accrued pension and severance costs	17,251		12,715		4,536
Other long-term liabilities	12,433		8,479		3,954
Total long-term liabilities	131,257	15.6	122,430	15.3	8,827

Total liabilities	442,360	52.5	374,790	46.8	67,570

Equity:
Common stock	66,551	7.9	66,551	8.3	-
Additional paid-in capital	66,936	7.9	66,762	8.3	174
Retained earnings	334,105	39.6	326,777	40.8	7,328
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(60,771)		(47,911)		(12,860)
Net unrealized gains and losses on securities	(252)		1,013		(1,265)
Net gains and losses on derivative instruments	(159)		73		(232)
Pension liability adjustments	(637)		(643)		6
Total accumulated other comprehensive income (loss)	(61,819)	(7.3)	(47,468)	(5.9)	(14,351)

Treasury stock, at cost	(59,276)	(7.0)	(42,440)	(5.3)	(16,836)
Total Nidec Corporation shareholders’ equity	346,497	41.1	370,182	46.2	(23,685)
Noncontrolling interests	54,281	6.4	55,429	7.0	(1,148)
Total equity	400,778	47.5	425,611	53.2	(24,833)
Total liabilities and equity	¥843,138	100.0	¥800,401	100.0	¥42,737

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Yen in millions
	Three months ended June 30				Increase or		Year ended
	2012		2011		decrease		March 31, 2012
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥179,021	100.0	¥176,634	100.0	¥2,387	1.4	¥682,320	100.0
Cost of products sold	137,407	76.8	134,692	76.3	2,715	2.0	523,729	76.8
Selling, general and administrative expenses	11,612	6.4	14,684	8.3	(3,072)	(20.9)	55,471	8.1
Research and development expenses	7,500	4.2	7,411	4.2	89	1.2	30,050	4.4
Operating expenses	156,519	87.4	156,787	88.8	(268)	(0.2)	609,250	89.3
Operating income	22,502	12.6	19,847	11.2	2,655	13.4	73,070	10.7

Other income (expenses):
Interest and dividend income	524		343		181		1,634
Interest expenses	(118)		(57)		(61)		(299)
Foreign exchange gain (loss), net	(4,492)		(1,087)		(3,405)		(1,756)
Gain (loss) from marketable securities, net	0		(4)		4		(202)
Other, net	237		(782)		1,019		(1,591)
Total	(3,849)	(2.2)	(1,587)	(0.9)	(2,262)	-	(2,214)	(0.3)
Income from continuing operations before income taxes	18,653	10.4	18,260	10.3	393	2.2	70,856	10.4
Income taxes	(4,589)	(2.5)	(4,283)	(2.4)	(306)	-	(18,801)	(2.8)
Equity in net income (loss) of affiliated companies	19	0.0	3	0.0	16	533.3	0	0.0
Income from continuing operations	14,083	7.9	13,980	7.9	103	0.7	52,055	7.6
Loss on discontinued operations	-	-	(676)	(0.4)	676	-	(7,768)	(1.1)
Consolidated net income	14,083	7.9	13,304	7.5	779	5.9	44,287	6.5
Less: Net income attributable to noncontrolling interests	(597)	(0.4)	(1,094)	(0.6)	497	-	(3,556)	(0.5)
Net income attributable to Nidec Corporation	¥13,486	7.5	¥12,210	6.9	¥1,276	10.5	¥40,731	6.0

Note:

Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”, results of discontinued operations were separated as “Loss from discontinued operations” from results of continuing operations. The results of the discontinued operations for the three months ended June 30, 2011 and for the fiscal year ended March 31, 2012 have been reclassified.

Therefore, “Information by Product Category”, “Sales by Geographic Segment” and “Sales by Region” in this report have also been retrospectively reclassified.

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended June 30		Increase or		Year ended
	2012	2011	decrease		March 31, 2012
	Amount	Amount	Amount	%	Amount
Consolidated net income	¥14,083	¥13,304	¥779	5.9	¥44,287
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(13,557)	(8,023)	(5,534)	-	(2,560)
Net unrealized gains and losses on securities	(1,477)	65	(1,542)	-	(7)
Net gains and losses on derivative instruments	(232)	(87)	(145)	-	(146)
Pension liability adjustments	6	560	(554)	(98.9)	93
Total	(15,260)	(7,485)	(7,775)	-	(2,620)
Total comprehensive income (loss)	(1,177)	5,819	(6,996)	-	41,667
Less: Comprehensive income (loss) attributable to noncontrolling interests	(312)	1,019	(1,331)	-	3,983
Comprehensive income (loss) attributable to Nidec Corporation	¥(865)	¥4,800	¥(5,665)	-	¥37,684

(3) Consolidated Statement of Cash Flows

	Yen in millions
	Three months ended June 30		Increase or decrease	Year ended March 31, 2012
	2012	2011
Cash flows from operating activities:
Consolidated net income	¥14,083	¥13,304	¥779	¥44,287
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,768	8,936	(168)	34,330
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(87)	424	(511)	15,705
Loss recovery and gain on property, plant and equipment damaged in flood	(1,863)	-	(1,863)	(19,662)
Equity in net income of affiliated companies	(19)	(3)	(16)	0
Foreign currency adjustments	1,706	635	1,071	236
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	2,622	(8,457)	11,079	(14,819)
Increase in inventories	(2,913)	(2,909)	(4)	(257)
(Decrease) increase in notes and accounts payable	(81)	3,638	(3,719)	(8,061)
Other	(5,368)	333	(5,701)	4,953
Net cash provided by operating activities	16,848	15,901	947	56,712
Cash flows from investing activities:
Additions to property, plant and equipment	(15,688)	(10,550)	(5,138)	(41,446)
Proceeds from sales of property, plant and equipment	262	1,152	(890)	2,725
Insurance proceeds related to property, plant and equipment damaged in flood	-	-	-	20,804
Acquisitions of business, net of cash acquired	(42,292)	(914)	(41,378)	5,201
Other	2,725	(655)	3,380	(7,202)
Net cash used in investing activities	(54,993)	(10,967)	(44,026)	(19,918)
Cash flows from financing activities:
Increase in short-term borrowings	56,453	7,608	48,845	26,060
Repayments of long-term debt	(353)	(530)	177	(1,229)
Purchases of treasury stock	(16,836)	(277)	(16,559)	(10,155)
Payments for additional investments in subsidiaries	-	(454)	454	(454)
Dividends paid to shareholders of Nidec Corporation	(6,158)	(6,232)	74	(12,399)
Dividends paid to noncontrolling interests	(665)	(695)	30	(1,444)
Other	(40)	67	(107)	(1,193)
Net cash provided by (used in) financing activities	32,401	(513)	32,914	(814)

Effect of exchange rate changes on cash and cash equivalents	(5,356)	(2,074)	(3,282)	(11)
Net (decrease) increase in cash and cash equivalents	(11,100)	2,347	(13,447)	35,969
Cash and cash equivalents at beginning of period	130,290	94,321	35,969	94,321
Cash and cash equivalents at end of period	¥119,190	¥96,668	¥22,522	¥130,290

4. Supplementary Information (Three months ended June 30, 2012)

(1) Information by Product Category (unaudited)

	Yen in millions
	Three months ended June 30, 2012
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥83,468	¥45,596	¥15,704	¥24,252	¥10,001	¥179,021	¥-	¥179,021
Intersegment	183	48	1,695	57	1,236	3,219	(3,219)	-
Total	83,651	45,644	17,399	24,309	11,237	182,240	(3,219)	179,021
Operating expenses	66,405	43,256	15,178	22,508	10,732	158,079	(1,560)	156,519
Operating income	¥17,246	¥2,388	¥2,221	¥1,801	¥505	¥24,161	¥(1,659)	¥22,502

	Yen in millions
	Three months ended June 30, 2011
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥75,202	¥48,709	¥19,090	¥25,546	¥8,087	¥176,634	¥-	¥176,634
Intersegment	245	28	1,243	57	1,193	2,766	(2,766)	-
Total	75,447	48,737	20,333	25,603	9,280	179,400	(2,766)	176,634
Operating expenses	63,052	46,521	17,441	22,515	8,898	158,427	(1,640)	156,787
Operating income	¥12,395	¥2,216	¥2,892	¥3,088	¥382	¥20,973	¥(1,126)	¥19,847

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans, brush motors, vibration motors

(2) General motors: Motors for home appliances and industrial use, and automobiles

(3) Machinery: Power transmission drives, precision equipment, factory automation-related equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, other components, service etc

(2) Sales by Geographic Segment (unaudited)

	Yen in millions
	Three months ended June 30				Increase or decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
Japan	¥56,862	31.8	¥70,317	39.8	¥(13,455)	(19.1)
U.S.A	22,713	12.7	21,708	12.3	1,005	4.6
Singapore	17,237	9.6	4,933	2.8	12,304	249.4
Thailand	22,520	12.6	24,501	13.9	(1,981)	(8.1)
Philippines	4,931	2.7	3,698	2.1	1,233	33.3
China	39,561	22.1	34,999	19.8	4,562	13.0
Others	15,197	8.5	16,478	9.3	(1,281)	(7.8)
Total	¥179,021	100.0	¥176,634	100.0	¥2,387	1.4

Note: The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(3) Sales by Region (unaudited)

	Yen in millions
	Three months ended June 30				Increase or decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
North America	¥23,281	13.0	¥22,750	12.9	¥531	2.3
Asia	97,040	54.2	94,861	53.7	2,179	2.3
Europe	13,676	7.6	14,920	8.4	(1,244)	(8.3)
Other	1,557	0.9	2,383	1.4	(826)	(34.7)
Overseas sales total	135,554	75.7	134,914	76.4	640	0.5
Japan	43,467	24.3	41,720	23.6	1,747	4.2
Consolidated total	¥179,021	100.0	¥176,634	100.0	¥2,387	1.4

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Three months ended June 30		Increase or decrease	Year ended March 31, 2012
	2012	2011

Net sales	¥179,021	¥176,634	1.4%
Operating income	22,502	19,847	13.4%
Ratio of operating income to net sales	12.6%	11.2%
Income from continuing operations before income taxes	18,653	18,260	2.2%
Ratio of income from continuing operations before income taxes to net sales	10.4%	10.3%
Net income attributable to Nidec Corporation	13,486	12,210	10.5%
Ratio of net income attributable to Nidec Corporation to net sales	7.5%	6.9%
Net income attributable to Nidec Corporation stockholders per share-basic	¥99.50	¥88.20
Net income attributable to Nidec Corporation stockholders per share-diluted	¥92.93	¥82.49

Total assets	¥843,138	¥751,318		¥800,401
Nidec Corporation shareholders’ equity	346,497	353,430		370,182
Nidec Corporation shareholders’ equity to total assets	41.1%	47.0%		46.2%
Nidec Corporation shareholders’ equity per share	¥2,581.57	¥2,552.93		¥2,705.32

Net cash provided by operating activities	¥16,848	¥15,901		¥56,712
Net cash used in investing activities	(54,993)	(10,967)		(19,918)
Net cash provided by (used in) financing activities	32,401	(513)		(814)
Cash and cash equivalents at end of period	¥119,190	¥96,668		¥130,290

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	181
Number of affiliated companies accounted for under the equity method:	2

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from March 31, 2012	Change from June 30, 2011
Number of companies newly consolidated:	15	30
Number of companies excluded from consolidation:	3	8
Number of companies newly accounted for by the equity method:	-	-
Number of companies excluded from accounting by the equity method:	-	-